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                              January 9, 2024

       Yoshihiro Koshiba
       Chief Executive Officer
       Metros Development Co., Ltd.
       Tolerance Ginza Building 6F
       3-9-7, Ginza, Chuo-ku
       Tokyo 1040061
       Japan

                                                        Re: Metros Development
Co., Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed December 26,
2023
                                                            File No. 333-274696

       Dear Yoshihiro Koshiba:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment 3 to Registration Statement on Form F-1

       Financial Statements, page F-1

   1. We note that your registration statement is an initial public offering, and the current audited financial
statements are older than 12 months. Please clarify how you
                                                        complied with the
requirements of paragraph A(4) of Item 8 of Form 20-F. Revise to either update your
audited financial statements or include the relevant representation as allowed under Step 2 of
the Instructions to Item 8.A.4 of Form 20-F.
 Yoshihiro Koshiba
Metros Development Co., Ltd.
January 9, 2024
Page 2

       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameYoshihiro Koshiba
                                                         Division of
Corporation Finance
Comapany NameMetros Development Co., Ltd.
                                                         Office of Real Estate
& Construction
January 9, 2024 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName